SECU 09058630 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman, LLC
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Grieb (212) 476-9015
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
x	(c)	Consolidated Statement of Financial Condition	1
	(d)	Consolidated Statement of Income	n/a
	(e)	Consolidated Statement of Changes in Member's Capital	n/a
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	n/a
	(g)	Consolidated Statement of Cash Flows	n/a
	(h)	Computation of Net Capital	n/a
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	n/a
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	n/a
	(k)	Computation for Determination of PAIB Reserve Requirements for Broker-Dealers	n/a
	(l)	Information for Possession or Control Requirements Under Rule 15c3-3	n/a
	(m)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	n/a
	(n)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	n/a
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	n/a
	(p)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	n/a
	(q)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	n/a
	(r)	Reconciliation of Assets, Liabilities and Member's Capital to the Regulatory Report	n/a
	(s)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	n/a
	(t)	Supplemental Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5	n/a
	(u)	Supplemental Report of Independent Auditors on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	n/a

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of Neuberger Berman, LLC and Subsidiary, as of November 30, 2008 is true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The consolidated statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 26 day of JANUARY 2009

NOTARY PUBLIC
New York, New York

In and for the State of NEW YORK
Residing in NEW YORK

NOTARY PUBLIC
Expiration 10/23/2010

GARRETT S. HO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02HO6153977
Qualified in New York County
My Commission Expires October 23, 2010

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Auditors

The Member of
Neuberger Berman, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiary (the "Company") as of November 30, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Neuberger Berman, LLC and Subsidiary at November 30, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 27, 2009

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

Consolidated Statement of Financial Condition

November 30, 2008
(In Thousands)

Assets	
Cash and cash equivalents	$ 492,582
Cash and securities segregated for the exclusive benefit of customers	30,000
Cash and securities deposited with clearing organizations (including securities with a fair value of $1,150)	23,871
Financial instruments owned	52,935
Receivables:	
Fees receivable	73,019
Brokers, dealers and clearing organizations	11,377
Due from affiliates	2,919
Due from employees	3,263
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $50,380)	10,182
Identifiable intangible assets and goodwill (net of accumulated amortization of $9,353)	261,264
Other assets	3,037
Total assets	$ 964,449
Liabilities and Member's Capital	
Liabilities:	
Brokers, dealers and customers	$ 1,238
Due to affiliates	73,783
Accrued compensation	214,427
Income taxes payable	172,978
Deferred income	33,840
Other liabilities and accrued expenses	22,875
Total liabilities	519,141
Member's capital	445,308
Total liabilities and member's capital	$ 964,449

See Notes to Consolidated Statement of Financial Condition.

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Holdings LLC)

Notes to Consolidated Statement of Financial Condition

November 30, 2008
(In Thousands)

Contents

1. Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Neuberger Berman Holdings LLC ("NBH LLC" or the "Parent") (formerly Neuberger Berman Inc.), a Delaware corporation, whose sole member is Lehman Brothers Holdings Inc. ("LBHI"), a Delaware corporation. NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. NB, LLC has a wholly-owned subsidiary, Neuberger & Berman Agency Inc., a New York corporation which is primarily engaged in the sales of insurance-related products. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for customers, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management LLC ("NBM"), the adviser to the Neuberger Berman family of mutual funds.

On September 15, 2008, LBHI filed a petition with the United States Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. On December 1, 2008, LBHI agreed to sell its investment management business, which includes the business activities of NB, LLC and NBM, to members of divisional management. As part of the transaction, a new, independent investment management company will be created. Management will control 51% of the new company with LBHI retaining the remaining 49%. The sale was approved by the Bankruptcy Court on December 22, 2008 and is expected to close in March 2009.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of NB, LLC and Neuberger & Berman Agency Inc., (collectively, the "Company," "we," "us," or "our") and are prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in consolidation.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing the consolidated statement of financial condition and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- establishing provisions for potential losses that may arise from litigation, aged receivables, regulatory proceedings and tax examinations;
- accounting for identifiable intangible assets and goodwill; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our consolidated statement of financial condition and notes thereto.

Financial Instruments and Securities Transactions

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

The adoption of SFAS 157 had no impact on the Company's consolidated statement of financial condition. For additional information regarding our adoption of SFAS 157, see Note 3, "Fair Value of Financial Instruments".

Consolidation Accounting Policies

FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* ("FIN 46(R)"), defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entity's expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest. Currently, the Company has concluded that there are no variable interest entities which require consolidation.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over periods of up to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2017. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment annually and whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of such asset exceeds its fair value.

2. Summary of Significant Accounting Policies (continued)

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their expected useful lives, which range up to 13 years. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them. Included in this balance are time deposits and highly liquid money market funds.

Fees Receivable and Deferred Income

Generally, high net worth and institutional customers are charged or billed quarterly based on the account's net asset value at the beginning of a quarter. Outstanding balances are included in Fees receivable. The billed, but unearned revenues are recorded as deferred revenue and are included as "Deferred income" on the consolidated statement of financial condition.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* and the provisions of the tax allocation plan in place among the Company, NBH LLC, and LBHI.

Accounting Changes and Other Accounting Developments

FIN 48. In June 2006, the FASB issued Financial Accounting Standards Board Interpretation *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We have adopted FIN 48 as of the

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

beginning of our 2008 fiscal year. The adoption of FIN 48 had no impact on the Company's consolidated statement of financial condition.

FSP FIN 48-1. In May 2007, the FASB directed the FASB Staff to issue *Definition of "Settlement" In FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. The adoption of FSP FIN 48-1 will have no impact on the Company's consolidated statement of financial condition.

3. Fair Value of Financial Instruments

Financial instruments owned are presented at fair value in accordance with SFAS 157 *Fair Value Measurements*. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependant on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

- Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

(In Thousands)

3. Fair Value of Financial Instruments (continued)

- Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Where multiple inputs are used to value a financial instrument, an asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value of Financial instruments owned at November 30, 2008 were:

	Level I	Level II	Level III	Total
Financial instruments owned:				
Equities	$ 50,696	$1,099	$ –	$ 51,795
Government and agency securities	1,140	–	–	1,140
Total Financial instruments owned	$ 51,836	$1,099	$ –	$ 52,935

Cash and cash equivalents include $488.6 million of money market investments which are Level I assets.

No Level III assets were owned by the Company at the time of adopting SFAS 157.

4. Identifiable Intangible Assets and Goodwill

The change in the carrying amount of goodwill for the year ended November 30, 2008 is as follows:

	Total
Balance (net) at December 1, 2007	$ 183,485
Goodwill acquired	54,506
Balance (net) at November 30, 2008	$ 237,991

The goodwill acquired during the year resulted from the acquisition in September 2008 of certain assets of David J. Greene & Company, LLC, a high net worth asset manager. Total consideration

(In Thousands)

4. Identifiable Intangible Assets and Goodwill (continued)

paid was $68.1 million, of which $54.5 million has been recorded as goodwill and $13.6 million recorded as identifiable intangible assets (primarily acquired client contracts). Estimates were used to arrive at the fair value of intangible assets identified and may be adjusted during the measurement period.

Identifiable intangible assets, primarily comprised of customer lists, are as follows:

	Gross Carrying Amount	Accumulated Amortization	Amortizable Life
Amortizable intangible assets	$32,126	$8,853	5 – 13 years

5. Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2008, minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

Fiscal 2009	$ 12,755
Fiscal 2010	13,928
Fiscal 2011	13,928
Fiscal 2012	13,928
December 1, 2012 and thereafter	61,515
Total minimum lease payments	$ 116,054

We have satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit at November 30, 2008 were approximately $1 million.

(In Thousands)

5. Commitments and Contingencies (continued)

In connection with the acquisition of assets from H.A. Schupf and Co., LLC in 2007, and David J. Greene and Company, LLC in 2008, the Parent agreed to pay additional consideration contingent on the acquired businesses meeting or exceeding specified revenue thresholds. These payments will be recorded as additional purchase price as amounts become determinable. Contingent amounts are payable in 2009 for H.A Schupf and Co., LLC and 2012 for David J. Greene and Company, LLC, and are not expected to exceed a total of $80 million.

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

6. Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Commodity Futures Trading Commission ("CFTC"), the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the CFTC, respectively. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of 2% of aggregate debit items arising from customer transactions or 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements or $5 million. As of November 30, 2008, NB, LLC had net capital of $106.4 million, which exceeded the minimum net capital requirement by $101.4 million. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

At November 30, 2008, we were required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. At November 30, 2008, cash of $20 million was segregated to cover this requirement.

(In Thousands)

6. Capital Requirements (continued)

As a clearing broker-dealer, we have elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by us as allowable assets in their net capital calculations. At November 30, 2008, $0.7 million was required to be segregated in a special reserve bank account for the exclusive benefit of customers - PAIB, under the SEC's Rule 15c3-3. At November 30, 2008, cash of $10 million was segregated to cover this requirement.

As part of the pending sale discussed in Note 1, the Company is currently evaluating its future capital requirements.

7. Compensation Awards

Our employees participated in various incentive plans and we record our allocated share of LBHI's equity-based compensation costs.

As a result of LBHI's bankruptcy filing, the treatment and issuance of all outstanding equity awards remains subject to the rulings of the United States Bankruptcy Courts. Presently, the issuance of any deferred compensation through LBHI restricted stock units ("RSU's") that were previously awarded have been suspended indefinitely.

A description of the various plans follow:

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million.

Employee Incentive Plan

The LBHI Employee Incentive Plan (the "EIP") provided for the issuance of RSU's, performance stock units ("PSUs"), stock options and other equity awards for a period of up to

(In Thousands)

7. Compensation Awards (continued)

ten years to eligible employees, and has authorization from LBHI's Board of Directors to issue up to 464.0 million shares of LBHI common stock.

Stock Incentive Plan

The LBHI Stock Incentive Plan (the "SIP") has a 10-year term ending in May 2015, with provisions similar to the EIP. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus an additional 75.0 million authorized by the stockholders of LBHI at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the LBHI 1996 Management Ownership Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the LBHI 1996 Management Ownership Plan, the EIP or the SIP that are reacquired by LBHI, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation.

Restricted Stock Units

Eligible employees receive RSU's from LBHI, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with RSU awards. RSU awards generally vest over two to five years and convert to unrestricted freely transferable common stock five years from the grant date. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. We accrue dividend equivalents on outstanding RSU's (in the form of additional RSU's), based on dividends declared on our common stock.

In July 2008, LBHI made certain amendments to its 2008 stock award program. These changes included the elimination of a discount from fair market value for RSU's at the time of grant, equal vesting for all employees regardless of corporate title (1/3rd vesting over 3 year period) and reducing the holding period from 5 to 3 years until stock is issued to employees. These changes were only effective for 2008 grants and not retroactive to prior grants. Eligible employees were to be granted shares at two dates:

- July 1, 2008: grant equal to 20% of prior year equity award

(In Thousands)

7. Compensation Awards (continued)

- Year end: grant terms and amounts determined by Compensation Committee

The July award was granted to all active employees as of July 1, 2008. The July grant price was $20.96, the fair value of the stock as of July 1, 2008. NB, LLC employees were granted a total of 1,202,256 shares relating to this July grant. There were no other material grants made after July 1, 2008.

2008 Cash Compensation

Cash incentive awards granted to employees in November 2008 vest over the period November 2008 through March 2009. Payments to fund these awards were placed in a trust by the Parent. The expense relating to these awards are allocated to NB, LLC ratably over the vesting period.

8. Benefit Plans

NB, LLC employees participate in LBHI's Retirement Plan (the "Plan"). LBHI's sponsorship of the Plan ended on December 12, 2008, and as of that date, participants will no longer earn additional benefits under the Plan.

As a result of the aforementioned LBHI bankruptcy, the Pension Benefit Guaranty Corporation ("PBGC") has commenced proceedings to terminate the Plan, which is currently in an underfunded position. If successful, the PBGC will have a direct claim for the amount of unfunded pension benefits and additional premiums against LBHI and certain of its subsidiaries, including the Company. In the purchase agreement relating to the sale of the Company and approved by the United States Bankruptcy Court, LBHI has indemnified the Company for such claims.

As of November 30, 2008, there are no liabilities associated with the Plan on the Company's consolidated statement of financial condition.

9. Income Taxes

As limited liability entities, the Company and its Parent do not file tax returns, but the results of their operations are included in LBHI's consolidated tax returns.

(In Thousands)

9. Income Taxes (continued)

Income tax related assets and liabilities are to be settled with LBHI on a net basis. Accordingly, all current and deferred tax balances are presented on a net basis as a liability of $173 million under Income taxes payable.

The Company had no FIN 48 liability recorded as of November 30, 2008.

10. Related Party Transactions

Cash and cash equivalents include $488.6 million in money market funds managed by NBM, an affiliated broker-dealer. Financial instruments owned include $47.1 million invested in mutual funds and stocks managed by NBM at November 30, 2008.

Payables to affiliates are comprised of $73.8 million, of which $39.8 million is due to LBHI, $16.1 million payable to LB 1 Group and $17.9 million due to other affiliates.

The Company cleared its customers' securities transactions on a fully disclosed basis through LBI through September 15, 2008 (subsequent to the LBI bankruptcy, customer securities transactions are cleared through Ridge Clearing Services).

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Consolidated Statement of Financial Condition

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of
Neuberger Berman Holdings LLC)
Year Ended November 30, 2008
With Report of Independent Auditors